SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Scailex Corporation Ltd. (the "Company") filed today an immediate report with the Israeli Securities Authority ("ISA") and the Tel Aviv Stock Exchange ("TASE").

In the report, the Company gave notice that XMPie Inc., a private company incorporated in the State of Delaware in the United States, in which the Company has a minority holding, has notified it that Xerox Corporation has entered into an agreement to acquire XMPie Inc. in consideration of 54 million dollars (the “Consideration Amount”). The closing of the transaction is subject to the fulfillment of a number of conditions and to receipt of the appropriate regulatory approvals. The Company expects to receive approximately 1.5 million dollars out of the Consideration Amount, most of it upon the closing of the transaction.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

October 4, 2006